FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of May 2006
Commission File Number: 0-28986

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____         Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____       No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The financial statements in Exhibit 3 of this report furnished on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-101979 and 333-127097) and Form F-3 (File Nos. 333-122236 and 333-128138), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:


1. Press Release: TTI Telecom to Provide MetroPCS its Service Assurance Solution, dated March 13, 2006.

2. Press Release: TTI Telecom Introduces Netrac ServiceImpact - a Next Generation Network Service Assurance Solution, dated May 12, 2006.

3. Press Release: TTI Telecom Reports First Quarter 2006 Revenues up 37% with Continued Profitability and a 5th Consecutive Quarter of Backlog Growth, dated May 16, 2006.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TTI Team Telecom International Ltd.


Date: May 17, 2006                       By:     /s/ Israel (Eli) Ofer
                                                -----------------------
                                                Israel (Eli) Ofer
                                                Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit             Description
Number              of Exhibit

1                   Press Release: TTI Telecom to Provide MetroPCS its
                    Service Assurance Solution, dated March 13, 2006.
------------------  --------------------------------------------------------
2 Press Release: TTI Telecom Introduces Netrac ServiceImpact - a Next Generation Network Service
                    Assurance Solution, dated May 12, 2006.
------------------- --------------------------------------------------------
3 Press Release: TTI Telecom Reports First Quarter 2006 Revenues up 37% with Continued Profitability and a 5th Consecutive Quarter of Backlog Growth, dated May 16, 2006.

------------------- --------------------------------------------------------